Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD and FAIRFIELD RESIDENTIAL COMPANY LLC ANNOUNCE COMPLETION OF FAIRFIELD RESIDENTIAL LLC's REORGANIZATION AND RECAPITALIZATION

TORONTO, Ontario and San Diego, California, August 2, 2010 — Brookfield Asset Management Inc. (“Brookfield”) (NYSE/TSX: BAM; Euronext: BAMA) and Fairfield Residential Company LLC (“Fairfield”) today announced the completion of Fairfield’s reorganization and emergence from Chapter 11 protection. In addition, Brookfield, Fairfield management and long standing partner, California State Teachers’ Retirement System (CalSTRS), have invested approximately $29 million to recapitalize the company. In return for its investment in Fairfield’s recapitalization, Brookfield acquired a 65% equity stake in the company and Brookfield has committed to provide up to an additional $150 million to fund future investment opportunities.

Fairfield Residential Company LLC is a leading multifamily service provider in the United States with decades of experience in the industry. Following its recapitalization, Fairfield is strategically focused on construction, property management and asset management of multifamily residential homes with the opportunity for growth through portfolio acquisitions, joint ventures and development. Fairfield has 55,000 multifamily units under management, primarily in coastal U.S. markets.

“Fairfield is a best-in-class company with a strong management team. We are excited by the opportunity to work together, building on our respective experience in real estate services and residential and property management”, commented David Arthur, Managing Partner, Brookfield. Brookfield owns a portfolio of 6,200 multifamily residential units through two of its private funds. In addition, Brookfield owns and manages real estate services businesses that include GMAC relocations (renamed Brookfield Global Relocations) and Real Living brokerage.

“Our recapitalization and partnership with Brookfield and CalSTRS has put us on solid footing for building our business and positioning us to take advantage of exciting growth opportunities”, added Christopher Hashioka, Fairfield’s Chief Executive Officer.

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

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Fairfield Residential is a leading U.S. multifamily real estate operating company  that provides acquisitions, entitlement, development, construction, redevelopment, property and asset management, and disposition services to its clients. Fairfield specializes in mixed-use, transit-oriented attached housing communities and offers a diversified product line including new construction of luxury apartment homes, university student housing, tax credit affordable housing properties, and redeveloped apartment homes in urban and suburban infill neighbourhoods.

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “opportunity” and “positions us” and derivations thereof and other expressions, including conditional verbs such as “will,” “should”, “may” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; general economic conditions, particularly as they affect the housing market; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please visit our web sites at www.brookfield.com and www.fairfieldresidential.com or contact:

Brookfield Asset Management	Fairfield Residential Company LLC
Katherine Vyse SVP, Investor Relations and Communication Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com	Deborah A. Sollohub Tel: (858) 626-8288 Email: dsollohub@ffres.com

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